SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RESTORGENEX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76132G105

(CUSIP Number)

June 13, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 76132G105

1	Names of Reporting Persons Ally Bridge Group Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 1,625,000*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,625,000*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,625,000*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.7%**

12	Type of Reporting Person (See Instructions) PN

*     Includes 1,250,000 shares of Common Stock of RestorGenex Corporation, par value $0.001 per share (“Common Stock”), and warrants to purchase 375,000 shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13G (the “Warrants”).

**  Relying on information provided by RestorGenex Corporation, this percentage is calculated based on 18,685,025 shares of Common Stock, which amount includes 18,310,025 shares of Common Stock outstanding as of June 19, 2014 (not including any shares of Common Stock that would be issued upon the exercise of outstanding options or warrants that are held by any person other than the Reporting Persons) and assumes the exercise of all of the Warrants.

Schedule 13G

CUSIP No. 76132G105

1	Names of Reporting Persons ABG II-USL1 Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 1,625,000*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,625,000*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,625,000*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 8.7%**

12	Type of Reporting Person (See Instructions) CO

*     Includes 1,250,000 shares of Common Stock and the Warrants.

**  Relying on information provided by RestorGenex Corporation, this percentage is calculated based on 18,685,025 shares of Common Stock, which amount includes 18,310,025 shares of Common Stock outstanding as of June 19, 2014 (not including any shares of Common Stock that would be issued upon the exercise of outstanding options or warrants that are held by any person other than the Reporting Persons) and assumes the exercise of all of the Warrants.

Item 1.
	(a)	Name of Issuer: RestorGenex Corporation (“Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 1800 Century Park East, 6th Floor, Los Angeles, California 90067.

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is filed by Ally Bridge Group Capital Partners II, L.P. (“Ally Bridge Group”), an exempted limited partnership organized under the laws of the Cayman Islands, and ABG II-USL1 Limited (“ABG II-USL1,” and together with Ally Bridge Group, the “Reporting Persons”), a company incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004.

ABG II-USL1 directly holds the 1,250,000 shares of Common Stock and the warrants to purchase 375,000 shares of Common Stock being reported in this Schedule 13G.  ABG II-USL1 is a wholly-owned subsidiary of Ally Bridge Group.

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of Ally Bridge Group is 1816, 18/F Hutchison House, 10 Harcourt Road Central, Hong Kong.

The address of the principal business office of ABG II-USL1 is 1816, 18/F Hutchison House, 10 Harcourt Road Central, Hong Kong.

	(c)	Citizenship: See Item 2(a).
	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (“Shares”).
	(e)	CUSIP Number: 76132G105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.      Ownership.

(a)      See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Shares that are beneficially owned by each Reporting Person.

(b)      See Item 11 of the cover pages to this Schedule 13G for the percentage of Shares that are beneficially owned by each Reporting Person.

(c)      See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Shares that are beneficially owned by each Reporting Person as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.      Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Item 2(a).

Item 8.      Identification and Classification of Members of the Group.

Not applicable.

Item 9.      Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2014

ALLY BRIDGE GROUP CAPITAL PARTNERS II, L.P.

By:	/s/ Yu Fan
	Name:	Yu Fan
	Title:	Chief Executive Officer and Chief Investment Officer

ABG II-USL1 LIMITED

By:	/s/ Chun Ka Yee Angela
	Name:	Chun Ka Yee Angela
	Title:	Director